UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2026.	Brookfield PROPERTY PARTNERS L.P.,
by its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Indenture, dated as of March 18, 2026, between Brookfield Office Properties Inc. and Computershare Trust Company of Canada.
99.2	First Supplemental Indenture, dated as of March 18, 2026, supplementing the Indenture dated as of March 18, 2026, between Brookfield Office Properties Inc. and Computershare Trust Company of Canada.
99.3	Subordinated Guarantee, dated as of March 18, 2026, in favor of Computershare Trust Company of Canada by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and BPY Bermuda Holdings VII Limited